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Exhibit 20.1
                                                 [HANOVER DIRECT LOGO]

FOR IMMEDIATE RELEASE


CONTACT: Hanover Direct, Inc                      The MWW Group
         Charles E. Blue                          Rich Tauberman
         S.V.P., Corporate Finance                Tel: (201) 507-9500
         Tel: (201) 863-7300

                      Hanover Direct, Inc. Announces Launch
                        of New Investor Relations Web Site

EDGEWATER, NJ, March 26, 2003 -Hanover Direct, Inc. (AMEX:HNV) today announced the launch of its new Investor Relations Web site (http://www.hanoverdirect.com ).

Designed for ease of use, the Web site greatly expands the amount of available information for investors on the Company including information pertaining to the Company's catalog and Internet distribution channels, and a wide variety of corporate information useful to investors. Charles Blue, Senior Vice President of Corporate Finance of Hanover Direct who will take over responsibility of the newly designed Web site and other Investor Relations matters.

Visitors to the Web site will find general information on the corporation and its subsidiaries, press releases, stock charts, SEC filings and earnings announcements, frequently asked questions, contact information, an event calendar and a form to complete should someone wish to receive more information from Hanover Direct's Investor Relations.

"We developed this new Web site to better serve our customers, investors and others interested in Hanover Direct with complete, accurate and up-to-date information about our Company, and its brands," said Edward M. Lambert, Executive Vice President and Chief Financial Officer of Hanover Direct. "We have not only expanded the amount of information available on the Web site; we have also organized it for ease of access and clarified it for ease of understanding."

"Hanover Direct's new IR Web site is state-of-the-art and serves as a great example to other companies of the capabilities of an Internet-based investor relations program," said Greg Radner, Vice President of Marketing at CCBN. "We are delighted that Hanover Direct has chosen CCBN to help them leverage the Internet to communicate with the investment community."

Thomas C. Shull, Chairman, Chief Executive Officer and President of Hanover Direct added, "We are very excited about the progress we're making at Hanover Direct and want to make it easier for our investors and customers to learn about the Company. We will continue to expand the use of Internet technology not only as a purchase channel for our customers, but also an efficient means to share information about our Company."

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About Hanover Direct, Inc.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. The Company's catalog and Internet portfolio of home fashions, apparel and gift brands include Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, LLC (www.keystoneinternet.com), the Company's third party fulfillment operation, also provides the logistical, IT and fulfillment needs of the Company's catalogs and web sites. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.

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